EXHIBIT 99.1

Theratechnologies Annual Meeting of Shareholders: Location Change

Montreal, Canada – May 2, 2012 – Theratechnologies Inc. (TSX: TH) (NASDAQ: THER) wishes to notify shareholders that it had to change the location of its annual meeting of shareholders due to ongoing renovations at the Omni Mont-Royal Hotel. The date and time of the meeting remain unchanged.

Theratechnologies’ 2012 annual meeting of shareholders will now be held at the Loews Vogue Hotel, 1425 rue de la Montagne, Montreal, Quebec, on Wednesday, May 16, 2012, at 10:00 a.m., local time.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THER) is a specialty pharmaceutical company that discovers and develops innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor peptides. Further information about Theratechnologies is available on the Company’s website at www.theratech.com. Additional information, including the Annual Information Form and the Annual Report, is also available on SEDAR at www.sedar.com and on the Securities and Exchange Commission’s website at www.sec.gov.

Contact:

Roch Landriault

NATIONAL Public Relations

Phone: 514-843-2345

Theratechnologies Inc.

2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4

Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com